Exhibit 1

Members of the Group Pursuant to Item 8.

Pursuant to Item 8 of this Schedule 13G, the members of the group with respect to the common stock owned of record by Holdings are Perlman, Compass, and Holdings.  Holdings is the record owner of 6,055,216 shares of common stock.